Credit Lines and Total Debt
The following table summarizes CNH credit lines and total debt:
32
(U.S. GAAP, US$ in mils.)
Line Available Line Available
Consol. Eq.Op. FS Consol. Consol. Eq.Op. FS Consol.
Committed Lines with Third Parties 1,138       540          415       125          598       997       897         775       122         100
BNDES Subsidized Financing 1,100       1,069       -        1,069       31         987       896         -        896         91
Assets-Backed Facilities 5,469       3,972       -        3,972       1,497    4,271    2,663      -        2,663      1,608
Uncommitted Lines
with Third Parties 1,391       828          43         785          563       1,813    1,332      58         1,274      481
with Fiat Industrial 1,955       220          7           213          1,735    2,564    192         7           185         2,372
Total Credit Lines 11,053 6,629 465 6,164 4,424 10,632 5,980 840 5,140 4,652
of which with or guaranteed by Fiat Industrial 2,785      1,050      7           1,043      1,735    3,474    1,088     7           1,081     2,386
Bonds 4,081       2,831    1,250       3,308      2,808    500
Third Party Loans 7,216       324       6,892       7,375      14         7,361
Fiat Industrial Loans 137          114       23            447         138       309
Intersegment Loans -          554       2,476       -         693       1,993
Total Notes and Loans 11,434   3,823   10,641   11,130 3,653   10,163
Total Debt 18,063   4,288   16,805   17,110 4,493   15,303
December 31, 2011
Drawn
December 31, 2012
Drawn
Exhibit 99.1
CNH Global N.V. Fourth Quarter and Full Year 2012 Conference Call – January 31, 2013